Exhibit 99.1

Press Release

Brookfield to Host

2026 Investor Day on September 17

NEW YORK – September 14, 2026 – Brookfield Corporation (NYSE: BN, TSX: BN) and Brookfield Asset Management (NYSE: BAM, TSX: BAM) today announced that they will host their Investor Day in New York on Thursday, September 17, 2026.

Brookfield Asset Management’s event will run from 12:45 to 2:45 p.m. (ET), followed by Brookfield Corporation’s from 3:00 to 5:00 p.m. (ET).

The live webcast, along with copies of the presentations, can be accessed at www.brookfield.com/investorday or through www.bn.brookfield.com and www.bam.brookfield.com.

Please register for the webcast at least 15 minutes before the event to ensure an optimal viewing experience. For those unable to view the event live, a replay will be available on each company’s website shortly after the event.

About Brookfield

Brookfield is a leading global investment firm with more than $1 trillion in assets under management. The firm owns and operates high-quality businesses and real assets that provide essential services and form the backbone of the global economy. Brookfield invests on behalf of institutions and individuals around the world across infrastructure, energy, private equity, real estate, and credit. With more than a century of operating experience and a global presence in over 50 countries, Brookfield deploys long-term capital to generate sustainable value for its clients and shareholders.

For more information about Brookfield Corporation, please visit our investor relations website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

For more information about Brookfield Asset Management, please visit our investor relations website at www.bam.brookfield.com or contact:

Media: Simon Maine Tel: (332) 298-0447 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com